[COMPANY LETTERHEAD]

November 9, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4561

Attn:       Michael McTiernan

                Dan Gordon

                Jessica Barberich

Re:	Internet Brands, Inc.
Registration Statement on Form S-1 (File No. 333-144750); and
Registration Statement on Form 8-A (File No. 001-33797)

Acceleration Request

                Requested Date:   November 14, 2007

                Requested Time:  2:30 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Internet Brands, Inc. (the “Company”) hereby respectfully requests that the above-referenced registration statement on Form S-1 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.  The Company also requests that the above-referenced registration statement on Form 8-A filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 5, 2007 (the “Form 8-A”) be declared effective concurrently with the Registration Statement.

The Company hereby authorizes each of Robert B. Knauss and Mark H. Kim of Munger, Tolles & Olson LLP, counsel to the Company, to make such request on our behalf.

In connection with this acceleration request, the Company hereby acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert comments that it has received from the Staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Mr. Knauss at (213) 683-9137 or Mr. Kim at (213) 683-9144.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Kim via facsimile at (213) 683-5144 and via mail at Munger, Tolles & Olson LLP, 355 South Grand Avenue, 35th Floor, Los Angeles, California 90071-1560.

Under separate cover, Thomas Weisel Partners LLC, as representative of the underwriters, is sending the Commission a letter joining in this request for acceleration of the effective date of the Registration Statement.  The representative will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

*              *              *

Please direct any questions or comments regarding this acceleration request to Mr. Knauss at (213) 683-9137 or Mr. Kim at (213) 683-9144.

Very truly yours,

INTERNET BRANDS, INC.

/s/ B. Lynn Walsh

B. Lynn Walsh
Executive Vice President of Corporate
Development and General Counsel

cc:	Robert N. Brisco, Internet Brands, Inc.
Alexander Emil Hansen, Internet Brands, Inc.
Robert B. Knauss, Munger, Tolles & Olson LLP
Mark H. Kim, Munger, Tolles & Olson LLP
Blake Warner, Thomas Weisel Partners LLC
Mark Farrell, Thomas Weisel Partners LLC
David Liu, Jefferies & Company, Inc.
Paul Clausing, Jefferies & Company, Inc.
Kelly Hwang, Jefferies & Company, Inc.
Alan Denenberg, Davis Polk & Wardwell